ASSET PURCHASE AGREEMENT

BY AND BETWEEN

BUCKINGHAM PROPERTIES, INC.

AND

CENTURY REALTY TRUST,

CENTURY REALTY PROPERTIES, LP,

CHARTER OAKS ASSOCIATES, LLC,

BARCELONA APARTMENTS, LP,

BEECH GROVE APARTMENTS, LP,

HAMPTON COURT APARTMENTS, LP,

SHEFFIELD SQUARE APARTMENTS, LP,

AND WEST WIND TERRACE APARTMENTS, LP

Dated as of March 17, 2006

TABLE OF CONTENTS

1. Purchase and Sale

2.  Escrow

3. Service Contracts and Personal Property Leases

4. Operations Before Closing

5. Due Diligence Rights

6. Title Insurance

7.   Vendor’s Affidavit

8.   Deed and Bill of Sale, Assignment and Assumption Agreement

9.  Surveys

10.  Damage, Casualty, Condemnation

11.  The Closing

12. Closing Costs

13. Commissions and Investment Banking Fees

14.  Remedies

15.  Seller’s Representations, Warranties, and Covenants

16. Purchaser’s Representations, Warranties and Covenants

17.  Notices

18. Time of Essence

19.  Attorney’s Fees

20. Timing

21.   Entire Agreement

22.  Counterparts

23.  Necessary Approvals

24.  Section 1031 Exchange

25. No Shop, Termination and Break-Up Fee

26. Takeover Law

27. Financing

28. Cooperation

EXHIBITS

Exhibit A

Sellers

Exhibit B

Allocation of Purchase Price

Exhibit C

Capital Improvement Budgets

Exhibit D

Mortgages to be Assumed

Exhibit E

Limited Warranty Deed

Exhibit F

Bill of Sale, Assignment and Assumption Agreement

Exhibit G

Form of Tenant Estoppel

SCHEDULES

Schedule 1

Commercial Leases, Service Contracts and Personal Property Leases

Schedule 2

Intentionally Omitted

Schedule 3

Liens and Encumbrances

Schedule 4

Seller Closing Deliveries

ASSET PURCHASE AGREEMENT

THIS AGREEMENT (“Agreement”) is entered into as of this 17th day of March, 2006 (the “Effective Date”), between BUCKINGHAM PROPERTIES, INC., an Indiana corporation (“Purchaser”) and the eight entities identified on Exhibit A, including CENTURY REALTY TRUST (“CRT”), an Indiana business trust (CRT and the other seven entities collectively, the “Sellers,” and each individually, a “Seller”).

WITNESSETH:

WHEREAS, Sellers are engaged in the business of, owning, maintaining, operating, managing and leasing certain residential and commercial properties;

WHEREAS, Purchaser (or an affiliate of Purchaser) is currently the manager of all of the "Residential Properties" (hereinafter defined) and has significant control over the day to day operations of such Properties; and

WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, the “Properties” (hereinafter defined) owned or used by Sellers in the business pursuant to and in accordance with the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

Purchase and Sale.

(a)

Purchaser agrees to purchase and Sellers agree to sell those seventeen (17) parcels of real estate, together with all appurtenances thereto and all improvements thereon, set forth on Exhibit A (each, a “Property,” and collectively, the “Properties”) at the price of Sixty Million Dollars ($60,000,000.00) (“Purchase Price”).  The Properties listed on Exhibit A under the heading "Apartment Communities" are referred to collectively herein as the "Residential Properties".  The Properties listed on Exhibit A under the heading "Commercial Properties" are referred to collectively herein as the "Commercial Properties".  Included in the purchase is 100% of the fee simple interest in all of the Properties and all personal property owned by Sellers, situated at or used solely in connection with the operation of the Properties, including but not limited to all right, title and interest to furniture, fixtures, equipment, the names of the Properties (together with all goodwill associated therewith), plans (if available), specifications, engineering studies, permits, licenses, guaranties, warranties, lease guarantees, letters of credit securing lease obligations and all leases and other contracts in respect of the use, occupancy and maintenance of the Properties as indicated herein, excluding, however, all replacement reserves, tax and insurance escrow deposits, and special repair escrows relating to the Properties (collectively, the “Personal Property”).  Sellers and Purchaser acknowledge and mutually agree that the portion of the Purchase Price that will be allocated for each Property shall be as shown on Exhibit A.  Sellers and Purchaser further acknowledge and mutually agree that the portion of the Purchase Price that will be allocated for the Personal Property at each Property, shall be as shown on Exhibit B.

(b)

Sellers and Purchaser agree that the estimated capital expenditure budget for the Residential Properties for the 2006 calendar year is $587,000, allocated as set forth on Exhibit C (the “Budgeted Amount”).  Sellers agree to invest a prorata portion of the aggregate Budgeted Amount in the Properties from January 1, 2006 until the Closing Date, provided that any amounts spent by Sellers to (i) address non-budgeted unforeseen capital repairs and (ii)  capital repairs required by the existing lenders of Sellers for the Properties set forth on Exhibit D (but only to the extent that such capital repairs are not included within the 2006 capital expenditure budget previously provided by a Purchaser related entity to Sellers in respect thereof), shall not be included in the Budgeted Amount.  To the extent Sellers fail to invest such prorata portion of the Budgeted Amount in the Properties, Purchaser shall receive a credit against the Purchase Price at Closing in an amount equal to the difference between (i) the Budgeted Amount prorated from January 1, 2006 to the Closing Date and (ii) the amount actually invested in capital expenditures in the Residential Properties by Sellers during such period (not including amounts spent by Sellers to address non-budgeted unforeseen capital repairs).  For the avoidance of doubt, Sellers’ investment obligation is in the aggregate and not per Property.

(c)

Sellers are not obligated by Sections 1(b) and 4(c) of this Agreement to expend more than $700,000 in the aggregate.

2.

Escrow.  Purchaser and Sellers shall execute six (6) copies of this Agreement and six (6) copies of the Escrow Agreement in the form reasonably acceptable to the parties  (collectively, the “Documents”).  Within ten (10) business days after the Effective Date, Purchaser shall deliver the Documents together with a check in the amount of One Hundred Thousand Dollars ($100,000.00) (“Earnest Money”) made payable to Chicago Title Insurance Company (the “Title Agency” or “Escrow Agent”) at the address set forth in Section 17.  Upon receipt of the Earnest Money and the fully executed Agreement, the Title Agency will deliver a fully executed Agreement to Sellers and Purchaser.  The Title Agency shall deposit the Earnest Money in an interest-bearing account until Closing (as hereinafter defined) in accordance with the terms of this Agreement and the Escrow Agreement.  Except as provided in this Agreement or the Escrow Agreement to the contrary, all interest earned on the Earnest Money shall become part of the Earnest Money.

On the Closing Date (as hereinafter defined), Purchaser shall (i) assume the mortgages listed on Exhibit D (the “Mortgages”) and Purchaser shall receive a credit against the Purchase Price in the amount of the then outstanding balances of such assumed Mortgages; (ii) assume the security deposit and unearned income liability (which will be offset by a credit to Purchaser against the Purchase Price in an amount equal to such assumed liability); (iii) take title to the Eagle Creek Apartments Property subject to the outstanding mortgage on such Property (the "Eagle Creek Mortgage") (which Sellers represent has an interest rate of 7.040% and an outstanding principal balance of $4,636,600.24 as of December 31, 2005) for which Purchaser shall receive a credit against the Purchase Price in the amount of the then outstanding balance of the Eagle Creek Mortgage plus an additional Sixty-One Thousand Dollars ($61,000); and (iv) pay the balance of the Purchase Price, adjusted in accordance with the prorations and credits set forth in this Agreement, in cash by depositing same electronically with the Title Agency.  Sellers shall bear all fees and costs imposed by the lender related to Purchaser’s assumption of the Mortgages, excluding Purchaser’s legal expenses related thereto.  Purchaser hereby covenants to pay off the Eagle Creek Mortgage in full, together with any prepayment penalty, within 5 business days of the Closing Date.  Notwithstanding the above, in the event that any of the Mortgages are not assignable by Sellers or the assumption of any of the Mortgages to Purchaser are not approved by the applicable mortgagee, Purchaser may elect to terminate this Agreement and receive a refund of the Earnest Money, in which case neither Sellers nor Purchaser shall have any further rights, duties or obligations hereunder, except those that survive termination pursuant to the terms of this Agreement.

3.

Service Contracts and Personal Property Leases.  At Closing, Sellers shall assign to Purchaser and Purchaser shall assume all of Sellers’ rights, duties, and obligations under Sellers’ existing leases for the Residential Properties (the "Residential Leases"), Sellers' existing leases for the Commercial Properties described on Schedule 1 (the “Commercial Leases” and, together with the Residential Leases, the "Leases"), Sellers’ existing service contracts described on Schedule 1 (the “Service Contracts”), and Sellers' existing personal property leases described on Schedule 1 ( the “Personal Property Leases”), except for Leases, Service Contracts and Personal Property Leases that Purchaser has elected not to assume pursuant to written notice to Seller prior to the expiration of the Due Diligence Period, provided, however, Purchaser must assume Leases, Service Contracts and Personal Property Leases the termination of which, on or prior to Closing, would result in a penalty to Seller.  If Purchaser fails to notify Sellers within the Due Diligence Period that Purchaser has elected not to assume a particular Lease, Service Contract or Personal Property Lease, it will be deemed to have elected to assume such Lease, Service Contract or Personal Property Leases at Closing.  Sellers shall endeavor to secure and deliver to Purchaser, by the Closing Date, estoppel certificates for all "Commercial Leases", in substantially the form attached hereto as Exhibit F or such other form as may be required under the applicable Commercial Lease.  It shall be a condition to Purchaser’s obligation to close that, on or before 2 business days prior to the Closing Date, (i) Purchaser receives estoppel certificates meeting the foregoing requirements for Commercial Leases that cover at least 90 percent of the aggregate leased space at each Commercial Property, provided, however, Sellers may provide estoppel certificates signed by Sellers on behalf of tenants for up to 20 percent of such aggregate leased space, and (ii) Purchaser receives estoppel certificates meeting the foregoing requirements for all Commercial Leases demising 2000 or more square feet of space.  In addition to Sellers' efforts to secure and deliver estoppel certificates, Seller shall cooperate with Purchaser to obtain Subordination, Non-disturbance and Attornment Agreements ("SNDA's"), prepared by Purchaser in form acceptable to Purchaser and Purchaser's lender, from all tenants under the Commercial Leases, provided that the delivery of such SNDA's shall not be a condition to Closing.

4.

Operations Before Closing.

(a)

With respect to Properties not managed by Purchaser, Sellers agree that before Closing, (i) Sellers shall operate, maintain, manage and lease each Property in substantially the same manner as prior to the execution of this Agreement, (ii) Sellers will not, without Purchaser’s prior written consent, which consent shall not be unreasonably withheld, enter into any lease agreements with tenants or modify or extend existing Leases:  (a) for a term greater than two (2) years, (b) at rental rates less than those customarily charged in the past, (c) with concessions or free rent, or (d) on any form other than the particular Property's standard form, (iv) Sellers shall not enter into any new material service contract or new personal property lease without Purchaser’s written consent, which consent shall not be unreasonably withheld, other than a month to month service contract or personal property lease, each with no termination fee, and (v) Sellers shall not enter into any lease with any related party or entity without Purchaser’s prior consent, which consent shall not be unreasonably withheld.

(b)

With respect to the Properties managed by Purchaser, both Sellers and Purchaser agree that before Closing, (i) Sellers and Purchasers shall operate, maintain, manage and lease each Property in substantially the same manner as prior to the execution of this Agreement, (ii) neither Sellers nor Purchaser will, without the other’s prior written consent, which consent shall not be unreasonably withheld, enter into any lease agreements with tenants or modify or extend existing Leases:  (a) for a term greater than two (2) years; (b) at rental rates less than those customarily charged in the past, (c) with concessions or free rent, or (d) on any form other than the particular Property's standard form, (iii) any permitted leases shall be on the particular Property's standard form, (iv) neither Sellers nor Purchaser will enter into any new material service contract or new personal property lease without the other’s written consent, which consent shall not be unreasonably withheld, other than a month to month service contract or personal property lease, each with no termination fee, and (v) neither Sellers nor Purchaser shall enter into any lease with any related party or entity without the other’s prior consent, which consent shall not be unreasonably withheld.

(c)

With respect to the Residential Properties, Seller and Purchaser hereby acknowledge and agree that no more than five of the individual units contained therein are out of service. Sellers shall cause such out of service units to be put into rent ready condition, at its expense, on or before closing, provided, however, that Sellers shall not be obligated to expend more than $30,000 in the aggregate to cause such out of service units to be put into rent ready condition.

(d)

Subject to any outstanding contractual obligations of Seller that are not terminable without penalty, Sellers hereby authorize Purchaser, or one or more of its agents, to undertake an appeal of the ad valorem property tax assessment in respect of any one or more of the Properties for the calendar years 2005, and thereafter. All such property tax appeals shall be pursued by Purchaser at its sole cost and expense. In the event this transaction does not close for any reason other than an act or omission of Sellers, Purchaser shall, at the election of Sellers, either terminate any and all such tax appeals or assign the same to Sellers, as applicable.  Sellers agree to execute any and all necessary consents or approvals necessary, required or convenient in order to allow Purchaser to file any one or more of such property tax appeals; provided, however, that any and all such forms are reasonably acceptable to Sellers' counsel.

(e)

Sellers hereby consent to Purchaser, prior to Closing, initiating with the residents of the Residential Properties, a program to convert the payment of utilities and sewer charges from the present obligation of the landlord under the existing leases to making those obligations of the tenants under such leases.  Any and all expenses incurred in connection with this activity shall be borne solely by Purchaser.

5.

Due Diligence Rights.

(a)

For and in consideration of the Earnest Money, Purchaser shall have a period of forty-five (45) days from the Effective Date (“Due Diligence Period”), during which time, Purchaser, and Purchaser’s counsel, accountants, agents and other authorized representatives (collectively, “Authorized Agents”), at Purchaser’s sole cost and expense, shall be entitled to enter upon the Property during normal business hours and without undue interruption to Sellers’ business, for the purpose of inspecting and examining the Property, including, without limitation, conducting surveying, engineering, environmental tests and studies, and any such other work as Purchaser shall consider appropriate.  Purchaser and its Authorized Agents shall have full and continuing access to the Property and all parts thereof and Sellers shall cooperate fully with Purchaser and its Authorized Agents in Purchaser’s inspection process.  If Purchaser, in Purchaser’s reasonable discretion discovers a condition which has an adverse effect on the value of the Properties, Purchaser may, by written notice delivered to CRT (as representative of the Sellers) at the address set forth in Section 17, on or prior to the expiration of the Due Diligence Period, terminate this Agreement, in which event the Earnest Money and all interest earned thereon shall be immediately delivered to Purchaser, neither Sellers nor Purchaser shall have any further obligations hereunder (except as may otherwise be provided in this Agreement) and this Agreement shall be null and void, except with respect to provisions which survive termination pursuant to the terms of this Agreement.  In the event Purchaser does not terminate this Agreement during the Due Diligence Period, the Earnest Money shall become non-refundable and shall be credited against the Purchase Price upon Closing, or, if no Closing shall occur, shall be paid to CRT (provided Sellers are not in default hereunder beyond any applicable cure period and except as otherwise provided herein).

(b)

To the extent necessary to address a Purchaser objection or any request by Purchaser that Seller cure any defect with respect to a particular Property, Purchaser shall make available to Sellers a copy of the results of any tests, inspections, title reports and surveys made or obtained by Purchaser relevant to such objection or defect.  If any inspection or test disturbs any Property, Purchaser will restore such Property to the same condition as existed before the inspection or test.  Purchaser shall defend, indemnify and hold Sellers, Sellers' officers, shareholders, and the agents, contractors and employees of all of them (collectively, the “Sellers’ Parties”), harmless from and against any and all losses, costs, damages, claims, or liabilities, including but not limited to, mechanic's and materialmen's liens and Sellers' attorneys' fees, arising out of Purchaser's  entry, inspection, examination or testing of the Properties, to the extent not caused by the negligence or intentional misconduct of Sellers’ Parties.  The provisions of this paragraph shall survive the Closing or the earlier termination of this Agreement, for a period of six (6) months, provided that if Sellers give Purchaser written notice of any claim in which Sellers’ Parties would be entitled to indemnification under this paragraph (and provided further that such notice contains a description of the nature of such claim), Seller shall have a reasonable time following such notice to commence an action related thereto.  Purchaser shall maintain Commercial General Liability insurance in an amount of not less than $1,000,000 per occurrence insuring against loss, cost and expense arising out of or in connection with Purchaser’s entry on any Property, such insurance to provide that it shall not be cancelled or modified without thirty (30) days prior written notice and shall include Sellers as additional named insureds.  Purchaser shall furnish Sellers with a certificate of insurance evidencing such coverage prior to entering any Property.

(c)

Sellers agree to furnish to Purchaser upon reasonable request after the Effective Date, and to allow Purchaser and Purchaser’s Authorized Agents, at Purchaser’s sole cost and expense, to inspect and make copies of appraisals, surveys of the Properties, owner’s title insurance policies, environmental reports and studies prepared for the benefit of Sellers, assessments (special or otherwise), statements, ad valorem and personal property tax bills, notices or correspondence from governmental entities with respect to the Properties, books, records, files and related items relating exclusively to the Properties, and any other documents or documentation which Purchaser may reasonably request, if any, which are in Sellers’ possession or readily available to Sellers.

In addition to the foregoing, Sellers shall make available to Purchaser for review, at either the office of CRT or at each Property, copies of the Leases relating to the Properties which are then in effect and Purchaser shall have the right to make photocopies of the Leases (to the extent not in the possession of Purchaser by virtue of the management of the Residential Properties by an affiliate of Purchaser).  Sellers shall provide to Purchaser (to the extent not in the possession of Purchaser by virtue of the management of the Residential Properties by an affiliate of Purchaser), copies of the form of lease/agreement used for each Property, a current rent roll, copies of monthly operating statements and insurance loss runs for each Property for the three calendar years preceding the Effective Date, a summary of all capital expenditures of Sellers relating to each Property for the calendar year preceding the Effective Date, the Service Contracts and Personal Property Leases and, to the extent the following are in Sellers’ possession or control or readily available to Sellers, building plans and specifications, copies of the certificate(s) of occupancy, business operation, business registration or any similar licenses or permits issued by the city, county and/or state relating to each Property, copies of all warranties or guaranties provided to Sellers for any improvements to the Property, and, if applicable, copies of any pending litigation filed against any Property or against Sellers which could have a material adverse affect on any of the Properties or the Personal Property.

(d)

Except as provided in the first sentence of Section 5(b) above, Sellers shall not have the right to obtain copies of any particular test, inspection, title report, or survey (or the results thereof) that are made or obtained by Purchaser relating to any Property or Properties unless Sellers first pay Purchaser for the costs and expenses incurred by Purchaser in making or obtaining the particular test, inspection, title report, or survey.

6.

Title Insurance.  On or before five (5) days after the Effective Date, Purchaser shall place orders with the Title Agency for commitments for the issuance of owner’s fee policies of title insurance covering in the aggregate the amount of the Purchase Price and committing the Title Agency to issue title insurance policies in favor of Purchaser for each of the Properties in the appropriate amount of the Purchase Price as shown on Exhibit A (the “Commitments”).  Said Commitments shall commit to insure title to the Properties in Purchaser subject only to real estate taxes and assessments not yet due and payable; zoning ordinances, if any; and easements, reservations and restrictions of record which do not materially impair Purchaser’s ability to utilize the Properties for their current purposes.  Purchaser shall have until the later of expiration of the Due Diligence Period or fifteen (15) days following Purchaser’s receipt of all of the Commitments and Surveys, if any (hereinafter defined) to examine and notify Sellers of any matters shown in the Commitments or Surveys which are objectionable to Purchaser.  Upon receipt of such notice, Sellers may, but shall not be obligated to, agree to remove or correct such objections or defects.  Within fifteen (15) days of Seller’s receipt of Purchaser’s objection notice, Sellers shall provide Purchaser with notice of whether Sellers elect to cure such objections or defects and, if Sellers elect to cure, Sellers shall have until Closing to so cure.  If Sellers elect not to cure the objections or defects to which Purchaser has timely objected, Purchaser shall, at Purchaser’s option, to be exercised by written notice to CRT within ten (10) days after notice from Sellers, either (a) elect to take title subject to such objections without diminution in the Purchase Price; or (b) terminate this Agreement and receive a refund of the Earnest Money.  If Purchaser fails to give timely written notice as to which option Purchaser wishes to exercise, then Purchaser shall be deemed to have elected to take title subject to such objections without diminution in the Purchase Price.  Any objection not timely objected to or any objection that Seller does not elect to cure will be deemed a “Permitted Exception.”  If Purchaser elects not to terminate this Agreement in accordance with this Section, Purchaser may cause the Title Agency to reissue, from time to time, the Commitments prior to Closing (a "Reissuance").  Within five (5) days after Purchaser's receipt of a Reissuance, Purchaser shall have the right to object to any new exceptions shown on any updated Commitment and not previously shown.    Within fifteen (15) days of Seller’s receipt of any such objection notice, Sellers shall provide Purchaser with notice of whether Sellers elect to cure such Reissuance objections or defects.  If Sellers elect to cure such Reissuance objections or defects, the Closing Date shall be automatically extended by a reasonable additional time to effect such cure, but in no event shall the extension exceed fifteen (15) days after the original Closing Date.  If Sellers elect not to cure any such Reissuance objections or defects, Purchaser shall, at Purchaser’s option, to be exercised by written notice to CRT within ten (10) days after notice from Sellers, either (a) elect to take title subject to such Reissuance objections without diminution in the Purchase Price; or (b) terminate this Agreement and receive a refund of the Earnest Money.

At Closing, Purchaser shall obtain through the Title Agency pro forma owners fee policies of title insurance or marked-up commitments, in the aggregate amount of the Purchase Price in accordance with the terms and provisions of this Agreement.

7.

Vendor’s Affidavit.  At Closing, each Seller shall deliver an affidavit and/or indemnity to the Title Agency sufficient in form and substance to permit the Title Agency to issue the title policy to Purchaser without the so called “standard exceptions” and covering any gap between the date of the Commitments and the Closing Date.

8.

Deed and Bill of Sale, Assignment and Assumption Agreement.  At Closing, each Seller shall convey fee simple title to the Properties to Purchaser (or an entity designated by Purchaser) by good and sufficient Limited Warranty Deed or the equivalent in substantially the form of Exhibit E, subject only to real estate taxes and assessments not yet due and payable; zoning ordinances, if any; and the Permitted Exceptions.  Notwithstanding anything to the contrary herein, Sellers shall remove at Sellers’ sole cost and expense on or prior to the Closing Date any and all liens for monetary obligations, excluding the Mortgages any general or special assessments that are paid in installments to the extent not due and payable as of the Closing Date.  At Closing, each Seller shall convey title to the Personal Property to Purchaser (or an entity designated by Purchaser), free of any liens or encumbrances except for Permitted Exceptions and those liens or encumbrances set forth on Schedule 3, by good and sufficient Bill of Sale, Assignment and Assumption Agreement in substantially the form of Exhibit F.

9.

Surveys.  Within five (5) days after receipt of all of the Commitments, Purchaser, at Purchaser’s sole cost and expense, may order ALTA surveys (“Surveys”) of the Properties, and Purchaser shall provide a copy of the Surveys to the Title Agency.  If Purchaser fails to order any such Survey for any Property within the five (5) day period, Purchaser shall be deemed to have waived its opportunity to make objections to surveys of the Properties.

10.

Damage, Casualty, Condemnation. If a Property site suffers damage as a result of any casualty prior to the Closing Date and can be restored for One Hundred and Fifty Thousand Dollars ($150,000) or less, then Sellers shall expeditiously commence and complete the restoration in a good and workmanlike manner.  If the cost of repair exceeds One Hundred and Fifty Thousand Dollars ($150,000) or if a Property site becomes the subject of any pending or threatened condemnation of a material portion thereof, Purchaser can elect, by notice to CRT, to either (i) terminate this Agreement as to that damaged or condemned site only and the Purchase Price shall be reduced by the amount allocated to that site pursuant to Section 1, or (ii) require Sellers to assign, and Purchaser shall be entitled to receive, all insurance proceeds or awards resulting from such casualty or condemnation, and Sellers shall pay to Purchaser the amount of any deductible under such insurance policy.  All risks of loss are borne by Sellers prior to Closing.

11.

The Closing.  The closing (“Closing”) shall occur at the Indianapolis office of the Title Agency on the later of the following dates:  (a) June 29, 2006; or (b) as soon as reasonably practicable following the date Sellers have obtained the required approvals listed in Section 23 of this Agreement, but no later than 20 business days after Sellers have obtained such approvals (“Closing Date”).  At Closing, Purchaser shall deliver to Sellers the balance of the Purchase Price (subject to any prorations and credits herein), and Sellers shall provide Purchaser with the items listed in Schedule 4 attached hereto and any other documents reasonably necessary to effectuate the Closing.  The proration date (“Proration Date”) shall be the Closing Date.  The following items will be prorated as of 12:01 a.m. on the Proration Date:  income and operating expense items including, but not limited to taxes and assessments (which, if any such amount is known as of the Closing Date, shall be based on the most recent available bill, if unknown relating to one year only, shall be based on 104% of the prior year’s tax bill, and if unknown relating to two years, shall be based on 110% of the most recent tax bill), rents, operating expense pass-throughs/CAM charges with respect to the Commercial Properties (which shall include an additional credit to Purchaser in the amount of 20% of such amounts to be collected under the Commercial Leases for 2006 and attributable to the period commencing January 1, 2006 and ending on the Closing Date), any prepaid agreements approved by Purchaser, Service Contracts, Personal Property Leases, and debt service payments with respect to the Mortgages.  Purchaser shall receive a credit against the Purchase Price for all security deposits under the Leases, which have not been used by Sellers pursuant to the terms of the Leases.  Sellers and Purchaser shall work together to notify utility companies of the Closing and transfer all utilities, including telephone numbers, to Purchaser’s name as of the Closing Date.  Sellers shall receive a credit against the Purchase Price for all utility deposits transferred to Purchaser or for the benefit of Purchaser’s account, if any, and Sellers shall pay all utilities up to the Closing.  Purchaser shall be responsible for all utilities on and after the Closing.  Any tax refunds available resulting from any pending tax appeal filed prior to the Closing Date shall be refunded to tenants to the extent required under the Leases and any remaining refunds prorated, with Sellers receiving such refunds attributable to Sellers’ period of ownership and Purchaser receiving such refunds attributable to Purchaser’s period of ownership.  Sellers shall pay any special assessments relating to the Properties becoming due and payable before Closing.

Seller shall pay or cause to be paid to Purchaser, in cash at Closing, prepaid rents paid to Seller by tenants as of the Proration Date.

All prorations shall be final.  Any pending property tax appeals shall be assigned by Sellers to Purchaser at Closing.

12.

Closing Costs.  Each Seller shall pay its prorata share of one-half (1/2) of all fees with respect to transfer of the Properties, one-half (1/2) of the fees of the Title Agency for its services as Escrow Agent and for Closing and all of the premiums for an owner’s policy of title insurance (ALTA 1970 Form B, amended 10/17/70 and 10/17/84) for each Property in the full amount of the allocated Purchase Price as shown on Exhibit A.  Sellers will pay all closing costs customarily paid by a seller in similar transaction and all costs or expenses incurred in connection with clearing title to the Properties.  All other closing costs shall be paid by Purchaser, including any endorsements to the owner’s policies.

13.

Commissions and Investment Banking Fees.  Purchaser warrants that it has not engaged the services of a real estate broker and agrees to indemnify, defend, and hold harmless Sellers from all claims and costs incurred by Sellers as a result of anyone’s claiming by or through Purchaser any fee, commission or compensation on account of this Agreement.  Sellers warrant that they have engaged the services of City Securities Corporation, which is entitled to a commission with regard to the transactions contemplated by this Agreement to be paid by Sellers, and Sellers agree to indemnify, defend, and hold harmless Purchaser from all claims and costs incurred by Purchaser as a result of anyone’s claiming by or through Sellers any fee, commission or compensation on account of this Agreement.

14.

Remedies.  In the event of a breach of this Agreement by Sellers, which Sellers fail to cure within ten (10) days after receipt of notice from Purchaser, Purchaser shall, as Purchaser’s sole remedy, have the right to either (i) receive a refund of the Earnest Money and reimbursement from Sellers for Purchaser's verifiable out-of-pocket expenses incurred in connection with its due diligence investigation, including but not limited to any appraisals and Surveys (the "Reimbursement"), in exchange for providing such results of its due diligence investigations to Sellers and terminate this Agreement, in which case neither Sellers nor Purchaser shall have any further rights, duties or obligations hereunder, except those that survive termination pursuant to the terms of this Agreement, and, in the event such breach is due to a willful act or omission of Sellers, reimbursement from Sellers for any other verifiable costs and expenses incurred by Purchaser with respect to this transaction, including, without limitation, loan commitment fees and expenses and all professional fees and expenses, including those of legal and tax advisors (such other verifiable costs and expenses, together with the Reimbursement, the "Full Reimbursement"); or (ii) bring and maintain an action for the specific performance hereof.  In the event of the breach of this Agreement by Purchaser, which Purchaser fails to cure within ten (10) days after receipt of notice from Sellers, Sellers, as Sellers’ sole remedy, shall retain the Earnest Money as and for liquidated damages, in which event this Agreement shall terminate and be of no further force or effect and neither party shall have any further rights, duties or obligations hereunder, except those that survive termination pursuant to the terms of this Agreement.

15.

Seller’s Representations, Warranties, and Covenants.  Sellers represent, warrant and covenant, jointly and severally, that:

(a)

Each of the Sellers is an Indiana business trust, limited partnership, or limited liability company, as applicable, duly organized and in existence in Indiana.  This Agreement has been duly authorized by all necessary action on the part of each Seller and subject to Section 23 hereof, is enforceable against each Seller in accordance with its terms, subject to the provisions and effects of bankruptcy, insolvency, reorganization, liquidation, receivership, moratorium, arrangement, assignment for the benefit of creditors, fraudulent transfer and conveyance, and other similar laws affecting the rights and remedies of creditors generally.  Upon receipt of the approvals listed in Section 23 of this Agreement, the execution and delivery of, and the performance by each Seller of its obligations under, this Agreement will not, contravene, or constitute a default under, any provision of any material applicable law or regulation, Sellers’ organizational documents or any material agreement, judgment, injunction, order, decree or other instrument binding upon a Seller.  Except for this Agreement, Sellers have not entered into or granted any contract or option to purchase, right of first refusal or first offer to purchase, or similar rights currently in effect with respect to any Property or any portion thereof.

(b)

Each Seller is, or at Closing will be, the one hundred percent (100%) fee simple owner of their respective Property or Properties and, subject to obtaining the approvals listed in Section 23 of this Agreement, has full authority to convey the Property or Properties and to execute this Agreement and any and all documentation required to effectuate the full intent and purposes of this Agreement.

(c)

As of the date hereof and as of the Closing Date, there is no condemnation proceeding pending and, to Sellers’ actual knowledge, no condemnation proceeding threatened against any Property.  As of the date hereof and as of the Closing Date, there is no pending or, to Sellers’ actual knowledge, no threatened litigation, investigation or proceeding with reference to any Property or which otherwise would adversely affect Sellers’ ability to perform Sellers’ obligations hereunder.  Sellers are not in receipt of any written notice from any governmental authority or agency having jurisdiction over the Properties that any Property or its use is in violation of any law, ordinance, or regulation, unless Purchaser, in its capacity as manager of the Properties, received such written notice.

(d)

To Sellers’ actual knowledge, no adverse soil conditions exist, the Properties have not in the past been used, are not presently being used and will not in the future (for so long as Sellers own same) be used for the handling, storage, transportation or disposal of hazardous or toxic materials, of any kind or nature, other than incidental cleaning and maintenance chemicals used in the ordinary course of Sellers’ business.

(e)

CRT has filed all reports and other documents required to be filed by it (collectively, the “SEC Reports”) under the Securities Exchange Act 1934, as amended.  Each SEC Report was, at the time of its filing, in material compliance with the requirements of its respective form and none of the SEC Reports, nor the financial statements (and the notes thereto) included in the SEC Reports, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.  To the actual knowledge of each Seller, all financial documentation and financial information delivered or made available to Purchaser and/or Purchaser’s Authorized Agents for review during the Due Diligence Period are true and correct in all material respects.

(f)

To Sellers’ actual knowledge, documentation and information which are not financial in nature which have been delivered or made available to Purchaser and/or Purchaser’s Authorized Agents for review during the Due Diligence Period are true and correct in all material respects.

(g)

To Sellers’ actual knowledge, Sellers have not as of the Effective Date of this Agreement distributed or authorized the distribution of any localized, mass or direct marketing mailing which provides any coupons, discounts or other rental concessions, rebates or free rent for any new or existing tenants of the Properties; provided, however, that, Sellers’ expressly disclaim any knowledge of what Purchaser or its affiliates may have distributed or authorized to be distributed.

(h)

To Sellers' actual knowledge, (i) the Commercial Leases, Service Contracts and Personal Property Leases listed on Schedule 1 are all of the leases and contracts affecting the Commercial Properties, (ii) there are no Service Contracts and Personal Property Leases affecting the Residential Properties other than those entered into by Purchaser and its affiliates, (iii) the Leases, Service Contracts and Personal Property Leases listed on Schedule 1 are in full force and effect and Sellers are not in default thereunder, (iv) except as disclosed in writing by Sellers, the tenants under the Leases are not in default, and (v) except as disclosed in writing by Sellers, the service providers and lessors under the Service Contracts and Personal Property Leases are not in default.

(i)

From the date hereof until Closing, Sellers shall: (i) maintain in accordance with Sellers’ past practice complete accurate books, accounts and records relating to the Properties; and (ii) continue to maintain and operate the Properties in accordance with Sellers’ past practices, including capital expenditures pursuant to Section 1(b) of this Agreement.

(j)

Sellers hereby agree to maintain the Properties in their present condition (ordinary wear and tear excepted) and to operate the Properties in a careful and prudent manner; and to materially comply with the terms of all Leases and Service Contracts until the time of Closing.

(k)

All representations, covenants and warranties of Sellers set forth in this Agreement and the conditions and circumstances contained herein shall be effective, valid, true and correct at the date of Closing.  Purchaser, as its sole remedy, shall have the right to terminate this Agreement and receive a refund of its Earnest Money together with any interest earned thereon if any of the representations, covenants and/or warranties are not valid, true and correct in all material respects as of the Closing Date, in which event this Agreement shall be deemed null and void and Sellers and Purchaser shall be released from all obligations under this Agreement, except as may be otherwise set forth herein, provided that if such representations, covenants and warranties of Sellers become invalid, untrue or incorrect in any material respect due to a willful act or omission of Sellers, Purchaser shall also be entitled to the Full Reimbursement from Sellers upon such termination, in exchange for providing the results of its due diligence investigations to Sellers.

The term “actual knowledge” as used in Sellers’ representations, warranties, and covenants shall only mean the actual knowledge of John I. Bradshaw Jr. with no independent investigations being required by him.

16.

Purchaser’s Representations, Warranties and Covenants.

(a)

Purchaser is a corporation duly organized and in existence in Indiana. This Agreement has been duly authorized by all necessary action on the part of Purchaser and is enforceable against Purchaser in accordance with its terms, subject to the provisions and effects of bankruptcy, insolvency, reorganization, liquidation, receivership, moratorium, arrangement, assignment for the benefit of creditors, fraudulent transfer and conveyance, and other similar laws affecting the rights and remedies of creditors generally.  The execution and delivery of, and the performance by Purchaser of its obligations under, this Agreement does not and will not, to the actual knowledge of Purchaser, contravene, or constitute a default under, any provision of any material, applicable law or regulation, Purchaser’s organizational documents or any material agreement, judgment, injunction, order, decree or other instrument binding upon Purchaser.

(b)

Purchaser is, or as of the end of the Due Diligence Period will be, familiar with the Properties and has made, or will have made, such independent investigations as Purchaser deems necessary, advisable or material concerning all aspects of the Properties, including, but not limited to, the condition, use, sale, development or suitability of the Properties for Purchaser’s intended purposes.

(c)

Except for the representations, warranties and covenants of Sellers that are specifically set forth in this Agreement, Purchaser is relying solely upon Purchaser’s own inspection, investigation, and analysis in purchasing the Properties, and, except as otherwise specifically set forth in this Agreement, Purchaser is not relying in any way upon any representations, statements, agreements, studies, plans, reports, descriptions, guidelines or other information or materials including the materials furnished by Sellers or their respective representatives, whether oral or written, express or implied, of any nature whatsoever regarding any of the foregoing matters, except as provided in this Agreement to the contrary.

(d)

Purchaser acknowledges that Purchaser is a sophisticated purchaser who is familiar with properties similar to the Properties.  Purchaser is acquiring the Properties “AS IS,” “WHERE IS” and “WITH ALL FAULTS,” in their present state and condition, without representation or warranty by Sellers or any of their representatives or agents as to any matters whatsoever except as otherwise specifically set forth in this Agreement. Except as otherwise specifically set forth in this Agreement, no patent or latent condition affecting the Properties in any way, whether or not known or discoverable or hereafter discovered, shall affect Purchaser’s obligations hereunder, nor shall any such condition give rise to any right of damages, rescission or otherwise against Sellers.

(e)

Except as expressly set forth in this Agreement, Purchaser acknowledges and agrees that Sellers have not made, do not make and specifically negate and disclaim any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to (i) the value, nature, quality or condition of the Properties, including, without limitation, the water, soil and geology, (ii) the suitability of the Properties for any and all activities and uses which Purchaser may conduct thereon, (iii) the compliance of or by the Properties or their use with any laws, rules, ordinances or regulations of any applicable governmental authority or body, (iv) the habitability, merchantability, marketability, profitability or fitness for a particular purpose of the Properties, (v) the manner or quality of the construction or materials, if any, incorporated into the Properties, (vi) the manner, quality, state of repair or lack thereof of the Properties, (vii) pollution or land use laws, rules, regulations, orders or requirements, including the existence in or on the Properties of hazardous materials or hazardous substances, (viii) the Properties’ exact size, shape or boundary line locations, or (ix) any other matter with respect to the Properties. Additionally, no person acting on behalf of any Seller is authorized to make, and by execution hereof, Purchaser acknowledges that no person has made, any representation, agreement, statement, warranty, guaranty or promise regarding the Properties or the transaction contemplated herein, and no such representation, warranty, agreement, guaranty, statement or promise, if any, made by any person acting on behalf of Sellers shall be valid or binding upon Sellers unless expressly set forth in this Agreement.

(f)

Subject to the representations, warranties, covenants, rights and agreements of Sellers and Purchaser contained in this Agreement, and except as set forth in this Agreement, Purchaser further acknowledges and agrees that having been given the opportunity to inspect the Properties, Purchaser is relying solely on its own investigation of the Properties and not on any information provided or to be provided by Sellers, and at Closing, Purchaser shall be deemed to have agreed to accept the Properties and to have waived all objections or claims it may have against Sellers arising from or related to the Properties or to any hazardous materials on the Properties except as set forth in this Agreement.

(g)

Neither Purchaser nor any of its affiliates owns 10% or more of the beneficial interests of the Sellers or their affiliates.

17.

Notices. Any notice which any party may be required or may desire to give hereunder shall be by overnight courier or by facsimile and shall be deemed to have been duly given on the next business day if sent by overnight courier or on the same day if sent by facsimile before 5:00 p.m. Eastern or Eastern Daylight Time.

To Sellers:	To Purchaser:

Century Realty Trust	Buckingham Properties, Inc.
823 Chamber of Commerce Building	333 N. Pennsylvania Street, 10th Floor
Indianapolis, Indiana 46204	Indianapolis, Indiana 46204
Attn: Mr. John I. Bradshaw Jr.	Attn: Bradley B. Chambers
Fax No.: (317) 685-1588	Fax No.: (317) 974-1238

Century Realty Trust	With a Copy to:
4309 Crayton Rd.
Naples, Florida 34103	Ice Miller LLP
Attn: Mr. Murray Wise	One American Square, Suite 3100
Fax No.: (239) 430 4663	Indianapolis, Indiana 46282-0200
Attn: Zeff A. Weiss, Esq.
With a Copy to:	Fax No.: (317) 592-4788

Sommer Barnard PC	And a Copy to:
Suite 3500, One Indiana Square
Indianapolis, Indiana 46204	Chicago Title Insurance Company
Attn: James A. Strain, Esq	101 W. Ohio Street, Ste. 1100
Fax No.: (317) 713-3699	Indianapolis, Indiana 46204
Attn: Mike Sibbing
Fax No.: (317) 684-3921

18.

Time of Essence.  Time is of the essence of this Agreement.

19.

Attorney’s Fees.  If there is any controversy or claim between or among the parties hereto, whether arising out of this Agreement or any instrument or agreement executed in connection with the transaction contemplated hereby, the prevailing party in such controversy or claim shall be entitled to recover its attorneys’ fees, expenses and costs from the other party.

20.

Timing.  If any date herein (except the Proration Date) shall fall on a Saturday or Sunday or national holiday, the date shall automatically be advanced to the next business day.

21.

Entire Agreement.  This Agreement and the Exhibits attached hereto constitute the entire agreement between the parties and supersedes all other negotiations, understandings, and representations made by and between the parties and their agents, servants, and employees. Purchaser shall have the right to assign its rights and obligations under this Agreement, but Purchaser shall not be released from liability as a result of such assignment.

22.

Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

23.

Necessary Approvals. Purchaser acknowledges that CRT is a publicly traded business trust governed by its trust instrument, the laws of the State of Indiana, the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission (the “SEC”).  Purchaser further acknowledges that CRT’s obligations hereunder are conditioned upon (i) the SEC’s clearing of definitive proxy and related materials required under the Securities Exchange Act, and (ii) the approval of the Shareholders of CRT.  CRT will use commercially reasonable efforts to obtain all necessary approvals as soon as reasonably practicable following the expiration of the Due Diligence Period.  CRT shall promptly notify Purchaser with regard to the status of CRT’s efforts to secure such approvals and shall promptly notify Purchaser following the obtaining of such approvals.

24.

Section 1031 Exchange. Purchaser acknowledges and agrees that any of the Sellers may elect to structure the sale of the Properties as the first step in an exchange of like-kind properties pursuant to Section 1031 of the Internal Revenue Code.  In the event that any of the Sellers so elects, Purchaser agrees to cooperate with such Sellers and to execute any and all such documents as may be reasonably requested by Sellers or the Title Agency in connection therewith, provided that in no event shall Purchaser be obligated to take title to any so-called “Replacement Property” or otherwise incur any liabilities or expenses as a result of Sellers’ such election.  Sellers acknowledge and agree that Purchaser may elect to structure the purchase of the Properties in connection with an exchange of like-kind properties pursuant to Section 1031 of the Internal Revenue Code.  In the event that Purchaser so elects, Sellers agree to cooperate with Purchaser and to execute any and all such documents as may be reasonably requested by Purchaser or the Title Agency in connection therewith, provided that in no event shall Sellers be obligated to take title to any so-called “Replacement Property” or otherwise incur any liabilities or expenses as a result of Purchaser’s such election.

25.

No Shop, Termination and Break-Up Fee.

(a)

Sellers agree that, from and after the Effective Date until the termination of this Agreement, they shall not, and shall cause their respective trustees, officers, directors, agents, advisors and affiliates not to, directly or indirectly, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to any sale, exchange, lease, mortgage or other transfer of any of the Properties (“Acquisition Proposal”), except to the extent that the Board of Trustees of CRT, after consultation with independent legal counsel, determines in good faith that the failure to take such action would create a reasonable likelihood of constituting a breach of the Trustees’ fiduciary duties under applicable law or CRT’s organizational documents (a “Superior Acquisition Proposal”).  Sellers shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Purchaser with respect to any of the foregoing and shall use their reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal.  CRT shall promptly notify Purchaser in writing of its receipt of a Superior Acquisition Proposal and the terms and conditions thereof and Purchaser shall have three (3) business days to exercise a right of first refusal pursuant to which Purchaser would match the terms and conditions of such Superior Acquisition Proposal (“Right of First Refusal”).  Upon CRT’s receipt of notice exercising such Right of First Refusal, the Board of Trustees of CRT shall unconditionally recommend Purchaser to the shareholders as the purchaser under the terms of the Superior Acquisition Proposal.  In the event that Purchaser declines to exercise its Right of First Refusal or if Purchaser exercises such Right of First Refusal, but the Board of Trustees of CRT fails to unconditionally recommend Purchaser to the shareholders, either party may terminate this Agreement, in which case (i) the Earnest Money shall be returned to Purchaser, (ii) the Full Reimbursement shall be paid by Sellers to Purchaser in exchange for providing such result of its due diligence investigations to Sellers, and (iii) neither party shall have any further obligations under this Agreement except as otherwise provided herein.

(b)

Either Sellers or Purchaser may terminate this Agreement in the event CRT’s shareholders do not approve the transactions contemplated by this Agreement in accordance with Section 23 above or in the event that Sellers elect not to expend in excess of the amount specified in Section 1(c).  In this event, the Earnest Money shall be returned to Purchaser, Purchaser shall be entitled to the Reimbursement in exchange for providing such results of its due diligence investigations to Sellers, and neither party shall thereupon have any further rights, duties or obligations hereunder.

(c)

Either Sellers or Purchaser may terminate this Agreement (provided that such terminating party is not in default hereunder) in the event the Closing does not occur by July 31, 2006, in which case (i) the Earnest Money shall be returned to Purchaser, and (ii) neither party shall have any further obligations under this Agreement except as otherwise provided herein, provided that if the Closing does not occur by July 31, 2006 due to the willful act or omission of Sellers, the Full Reimbursement shall be paid by Sellers to Purchaser in exchange for providing the results of its due diligence investigations to Sellers, and provided further that if the Closing does not occur by July 31, 2006 due to the willful act or omission of Purchaser, Sellers shall retain the Earnest Money as its sole remedy at law or in equity.

26.

Takeover Law.  Notwithstanding any other provision of this Agreement, Sellers and Purchaser shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law (as hereinafter defined).  Sellers hereby represent that they have taken all necessary steps to exempt (and ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Law. “Takeover Law” means any “control share,” “business combination” or other anti-takeover laws and regulations of any state applicable to either Purchaser or Sellers, as now or hereafter in effect.  Purchaser hereby represents that it is not an “interested shareholder” (within the meaning of Ind. Code § 23-1-43-10) with respect to CRT and does not own any “control shares” (within the meaning of Ind. Code § 23-1-42-1) of CRT.

27.

Financing.  Notwithstanding anything to the contrary herein, Purchaser shall have fourteen (14) days following the later to occur of (i) the date Sellers have obtained the required approvals listed in Section 23 of this Agreement, and (ii) the expiration of the Due Diligence Period to secure its financing.  If, after using commercially reasonable efforts, Purchaser is unable to secure financing within such period, Purchaser may terminate this Agreement by giving written notice to Seller within such fourteen (14) day period, in which event the Earnest Money and all interest earned thereon shall be paid to Purchaser and neither Sellers nor Purchaser shall have any further obligations hereunder (except as may otherwise be provided in this Agreement).

28.

Cooperation.  Sellers and Purchaser agree to cooperate with each other and use commercially reasonable efforts to (i) obtain all approvals required to close the transaction contemplated by this Agreement, including but not limited to the transfer of physical assets approval from the Department of Housing and Urban Development, and (ii) otherwise close the transaction contemplated by this Agreement.

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[Signature Page Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties have hereunto affixed their signatures as of the date and year first above written.

PURCHASER: Buckingham Properties, Inc. By: /s/ Bradley B. Chambers Bradley B. Chambers Its President
SELLERS: Century Realty Trust By: /s/ Murray R. Wise Murray R. Wise Its Chairman of the Board By: /s/ John I. Bradshaw Jr. John I. Bradshaw Jr. Its President and Chief Executive Officer
Century Realty Properties, L.P. By: Century Realty Trust, G.P. By: /s/ John I. Bradshaw Jr. John I. Bradshaw, Jr. President	Hampton Court Apartments, L.P. By CR Management, Inc., G.P. By: /s/ John I. Bradshaw Jr. John I. Bradshaw, Jr. President
Charter Oaks Associates, LLC By Century Realty Trust Managing Member By: /s/ John I. Bradshaw Jr. John I. Bradshaw, Jr. President	Sheffield Square Apartments, L.P. By CR Management, Inc., G.P. By: /s/ John I. Bradshaw Jr. John I. Bradshaw, Jr. President
Barcelona Apartments, L.P. By CR Management, Inc., G.P. By: /s/ John I. Bradshaw Jr. John I Bradshaw, Jr. President	West Wind Terrace Apartments, L.P. By CR Management, Inc., G.P. By: /s/ John I. Bradshaw Jr. John I. Bradshaw, Jr. President
Beech Grove Apartments, L.P. By CR Management, Inc., G.P. By: /s/ John I. Bradshaw Jr. John I. Bradshaw, Jr. President

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